Exhibit 99.1

NexGen Announces Filing of NI 43-101 Technical Report for the PEA on the Arrow Deposit, Rook I Project

VANCOUVER, Sept. 15, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce that it has filed a technical report on the Arrow Deposit, Rook I Project (the "Technical Report") pursuant to National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). The Technical Report supports the disclosure made by the Company in its July 31, 2017 news release announcing the results of the maiden preliminary economic assessment for the Arrow Deposit located on the Company's 100% owned, Rook I Property.

The Technical Report, bearing an effective date of September 1, 2017, is entitled: "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook I Property, Province of Saskatchewan, Canada" and was prepared by Mr. Jason J. Cox, P.Eng, Mr. David M. Robson, P.Eng., M.B.A, Mr. Mark B. Mathisen, C.P.G., Mr. David A. Ross, M.Sc., P.Geo., Mr. Val Coetzee, Pr.Eng. and Mr. Mark Wittrup, M.Sc., P.Eng., P.Geo., each of whom is a "qualified person" for the purposes of NI 43-101.

The technical repoprt is available on the Company's website at www.nexgenenergy.ca and is available under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in the Rook I Property, the location of the Arrow discovery in February 2014, Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017.

SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/September2017/15/c7836.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 15-SEP-17